Exhibit (m)(3)

AMENDED AND RESTATED MASTER DISTRIBUTION PLAN PURSUANT TO RULE
12B-1 FOR CLASS C SHARES

          WHEREAS, HSBC Investor Funds (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940 (the “Act”) and is authorized to issue shares of beneficial interest in separate series with each such series representing interests in a separate portfolio of securities and other assets (a “portfolio”); and

          WHEREAS, the Trust employs HSBC Investments (USA) Inc. (the “Adviser”) to render investment management services with respect to such separate investment portfolios (the “Funds”) as the Trustees shall establish and designate from time to time and to render certain management and administrative services necessary for the operation of the Trust pursuant to the terms of an Administration Agreement; and

          WHEREAS, certain of the Funds issue Class C shares that are subject to a contingent deferred sales charge; and

          WHEREAS, the Trust employs Foreside Distribution Services, L.P.(the “Distributor”; references herein to the Distributor shall be deemed to include any person that succeeds to or replaces Foreside as distributor of the Funds’ shares) to distribute the shares of each Fund pursuant to the terms of a Distribution Agreement; and

          WHEREAS, the Trust reimburses the Distributor for (1) expenses incurred in connection with advertising and marketing the Class C shares of the Funds (collectively, the “Class C Shares”) and (2) payments to broker-dealers or other financial intermediaries (“Financial Organizations”) for services rendered in the distribution of the Class C Shares and for the provision of certain shareholder services with respect to the Class C Shares; and

          WHEREAS, the Board of Trustees of the Trust has determined to amend the Trust’s previously approved Master Distribution Plan for Class C Shares and readopt it as the Amended and Restated Master Distribution Plan Pursuant to Rule 12b-1 for the Class C Shares (the “Plan”) and has determined that there is a reasonable likelihood that the Plan will benefit the Trust and the Class C shareholders of the Funds.

          NOW THEREFORE, the Trust hereby adopts the Plan as amended and restated on March 29, 2007 on the following terms and conditions:

          1.          The Plan shall pertain to Class C Shares of such Funds as shall be designated from time to time by the Trustees of the Trust in Schedule A to the Plan.

          2.          The Trust will reimburse the Distributor for costs and expenses incurred in connection with the distribution and marketing of the Class C Shares and for the provision of certain shareholder services. Such distribution and shareholder servicing costs and expenses would include (i) advertising by radio, television, newspapers, magazines, brochures, sales literature, direct mail or any other form of advertising, (ii) expenses of sales employees or agents of the Distributor who engage in or support distribution of Shares, including salary, commissions, travel and related expense, (iii) payments to broker-dealers and financial institutions for services in connection with the distribution of Class C Shares and the provision of personal services and shareholder account maintenance services, including fees calculated with reference to the average daily net asset value of the Class C Shares held by shareholders who have a brokerage or other service relationship with the broker-dealer or institution receiving such fees, (iv) costs of printing prospectuses and other materials to be given or sent to prospective investors (including costs and fees incurred in registering the Class C Shares in the states in which they are to be sold) and (v) such other similar services as the Trustees determine to be reasonably calculated to result in the sale of Class C Shares.

          The Distributor will be reimbursed for such costs, expenses or payments on a monthly basis, subject to an annual limit of the average daily net assets of the Class C Shares of each Fund as shall be set forth with respect to a Fund in Schedule A to the Plan and to the limitations on the payment of asset-based sales charges set forth in the Financial Industry Regulatory Authority’s Conduct Rules. Payments made out of or charged against the assets of the Class C Shares of a Fund must be in reimbursement for distribution services rendered for or on behalf of the Class C Shares of the Fund or for personal services or shareholder account maintenance services rendered to holders of the Class C Shares. The Distributor also may receive and retain brokerage commissions with respect to portfolio transactions for a Fund to the extent not prohibited by the Funds’ Prospectus or Statement of Additional Information.

          The Trust will pay each person which has acted as principal distributor of such Class C shares its Allocable Portion (as such term is defined in the distribution agreement pursuant to which such person acts or acted as principal distributor of the Class C shares (the “Applicable Distribution Agreement”)) of the Distribution Fee in respect of Class C shares of the Fund in consideration of its services as principal distributor for the Class C shares of the Fund. Such person shall be paid its Allocable Portion of such Distribution Fees notwithstanding such person’s termination as Distributor of the Class C shares of the Fund, such payments to be changed or terminated only as required by: (i) a change in applicable law or a change in accounting policy adopted by the Investment Companies Committee of the AICPA and approved by FASB that results in a determination by the Trust’s independent accountants that any Sales Charges in respect of such Fund, which are not Contingent Deferred Sales Changes and which are not yet due and payable, must be accounted for by such Fund as a liability in accordance with GAAP, each after the effective date of this Plan and restatement; (ii) if in the sole discretion of the Board of Trustees, after due consideration of the relevant factors considered when adopting and/or amending this Plan including the transactions contemplated in that certain Purchase and Sale Agreement entered into between the Fund’s Distributor and the commission financing entity, the Board of Trustees determines, subject to its fiduciary duty, that this Plan and the payments thereunder must be changed or terminated notwithstanding, the effect of this action might have on the Fund’s ability to offer and sell Class C shares; or (iii) in connection with a Complete Termination of this Plan, it being understood that for this purpose a Complete Termination of this Plan occurs only if this Plan is terminated and the Fund has discontinued the distribution of Class C shares or other back-end load or substantially similar classes of shares. The services rendered by a Distributor for which that Distributor is entitled to receive its Allocable Portion of the Distribution Fee shall be deemed to have been completed at the time of the initial purchase of the Commission Shares (as defined in the Applicable Distribution Agreement) (whether of that Fund or a second Fund) taken into account in computing that Distributor’s Allocable Portion of the Distribution Fee.

          The obligation of each Fund to pay the Distribution Fee shall terminate upon the termination of this Plan in accordance with the terms hereof. Except as provided in the preceding paragraph, the Funds’ obligation to pay the Distribution Fee to a Distributor of the Class C shares of the Fund shall be absolute and unconditional and shall not be subject to any dispute, offset, counterclaim or defense whatsoever (it being understood that nothing in this sentence shall be deemed a waiver by the Trust or the Fund of its right separately to pursue any claims it may have against such Distributor and enforce such claims against any assets (other than its right to be paid its Allocable Portion of the Distribution Fee and to be paid the contingent deferred sales charges) of such Distributor).

          The right of a Distributor to receive the Distribution Fee (but not the relevant distribution agreement or that Distributor’s obligations thereunder) may be transferred by that Distributor in order to raise funds which may be useful or necessary to perform its duties as principal underwriter, and any such transfer shall be effective upon written notice form that Distributor to the Trust. In connection with the foregoing, the Fund is authorized to pay all or part of the Distribution Fee directly to such transferee as directed by that Distributor.

          3.          As consideration for providing (or causing to be provided) personal services and shareholder account maintenance services, the Distributor may pay Financial Organizations a fee at an annual rate up to 0.25% of the average daily net assets attributable to the Class C Shares of a Fund for its then-current fiscal year, and be reimbursed therefore under the terms of this Plan. Such 0.25% limit shall be referred to as a “service fee” as defined in the applicable rules of the Financial Industry Regulatory Authority.

          4.          The Plan shall not take effect with respect to Class C Shares of a Fund until it has been approved by a vote of at least a majority (as defined in the Act) of the Class C Shares of that Fund. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to the Class C Shares of a Fund if a majority of the Class C Shares of each Fund votes for approval of the Plan, notwithstanding that the matter has not been approved by a majority of the outstanding voting securities of the Trust.

          The Plan shall take effect with respect to Class C Shares of any other Fund established in the Trust provided the Plan is approved with respect to such Fund as set forth in this paragraph and provided the Trustees have approved the addition of a Fund to Schedule A of the Plan as set forth in paragraph 1.

          5.          The Plan shall not take effect with respect to Class C Shares of a Fund until it has been approved, together with any related Agreements and amendments to Schedule A, by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Plan

Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

          6.          The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 5.

          7.          Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to the Plan or any related agreement shall provide to the Trust’s Board of Trustees, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

          8.          Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Plan Trustees or by vote of a majority of the outstanding voting securities of a Fund, on not more than 60 days’ written notice to any other party to the agreement, and (b) that such agreement shall terminate automatically in the event of its assignment.

          9.          The Plan may be terminated at any time, without payment of any penalty, with respect to each Fund, by vote of a majority of the Plan Trustees or by vote of a majority of the Class C Shares of that Fund.

          10.        The Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the costs which a Fund may bear for distribution of Class C Shares pursuant to the Plan shall be effective only upon approval by a vote of a majority of the Class C Shares of the Fund and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 5 hereof.

          11.        While this Plan is in effect, the Trust shall comply at all times with the fund governance rules set forth in Rule 0-1(a)(7) under the Act, that are in effect.

          12.        The Trust shall preserve copies of the Plan and any related agreements and all reports made pursuant to paragraph 7 hereof for a period of not less than six years from the date of the Plan, the agreements or such report, as the case may be, the first two years of which shall be in an easily accessible place.

SCHEDULE A

Money Market Funds	Annual Limit

HSBC Investor California Tax-Free Money Market Fund	1.00%
HSBC Investor Cash Management Fund	1.00%
HSBC Investor New York tax-Free Money Market Fund	1.00%
HSBC Investor Prime Money Market Fund	1.00%
HSBC Investor Tax-Free Money Market Fund	1.00%
HSBC Investor U.S. Government Money Market Fund	1.00%
HSBC Investor U.S. Treasury Money Market Fund	1.00%

Non-Money Market Funds	Annual Limit

HSBC Investor Core Fixed Income Fund	1.00%
HSBC Investor Core Plus Fixed Income Fund	1.00%
HSBC Investor High Yield Fixed Income Fund	1.00%
HSBC Investor Intermediate Duration Fixed Income Fund	1.00%
HSBC Investor New York Tax-Free Bond Fund	1.00%
HSBC Investor Short Duration Fixed Income Fund	1.00%
HSBC Investor Growth Fund	1.00%
HSBC Investor Mid-Cap Fund	1.00%
HSBC Investor Opportunity Fund	1.00%
HSBC Investor Overseas Equity Fund	1.00%
HSBC Investor Value Fund	1.00%

LifeLine Funds	Annual Limit

HSBC Investor Aggressive Growth Strategy Fund	1.00%
HSBC Investor Growth Strategy Fund	1.00%
HSBC Investor Moderate Growth Strategy Fund	1.00%
HSBC Investor Conservative Growth Strategy Fund	1.00%

Schedule A Last Updated: March 31, 2009